

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2014

<u>Via Email</u>
Mr. David Lovatt
Chief Executive Officer
Pocket Games, Inc.
909 Plainview Ave.
Far Rockaway, NY 11691

      Re: Pocket Games, Inc.
               Item 4.01 Form 8-K
               Filed September 22, 2014
               File No. 000-55186

Dear Mr. Lovatt:

      We issued comments to you on the above captioned filing on September 23, 2014**.** As of the date of this letter, comment number 2 in the letter dated September 23, 2014 remains outstanding and unresolved. We expect you to provide a complete, substantive response to this comment by November 20, 2014.

      If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

      Please contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or me at (202) 551-3226 if you have any questions.

                    Sincerely,

                    /s/ Craig Wilson

                    Craig Wilson
                    Senior Assistant Chief Accountant